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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2004

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F __

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes __ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

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                        MER Telemangement Solutions Ltd.



6-K Items

1. Press Release re MTS Names New Corporate COO & CFO dated October 4, 2004.


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                                                                          ITEM 1


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Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Names New Corporate COO & CFO

Monday October 4, 8:30 am ET

- Yossi Brikman to Pursue Personal Interests -

RA'ANANA, Israel, Oct. 4 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq SmallCap: MTSL - News), a global provider of Operations Support Systems (OSS) for comprehensive Telecommunication Management and Customer Care & Billing solutions, today announced that it has named Mr. Ori Shachar as corporate chief operating officer and chief financial officer. Mr. Shachar replaces Yossi Brikman, who is leaving the company following seven years of service to pursue personal interests.

Ori Shachar comes to MTS with more than 10 years of senior-management operations and financial experience, including technology public company management. Most recently, he was CFO and COO of Davidoff Howden Insurance Brokers Ltd., a joint venture specializing in D&O and Professional Indemnity insurance.

Prior to joining Davidoff Howden, Ori served as acting CFO and corporate controller of Accord Networks Ltd., a manufacturer of video and voice network products for the converged network. During his six years with Accord, he supervised the company's successful 55 million dollar initial public offering and negotiated ongoing equity and private investments and played a key role in the company's merger with Polycom, Inc. in 2001.

"We are pleased to welcome Ori Shachar to the MTS team," said Eytan Bar, president and chief executive officer. "His experience with a successful high-tech public company is a valuable asset that we believe will help strengthen MTS' position in the public market. In his new role, Ori will be responsible for all financial and administrative activities."

Mr. Bar continued, "During his seven year career with MTS, Yossi Brikman made substantial contributions to the company, helping to expand its markets and products. Most recently, his leadership has been key to orchestrating the MTS turnaround strategy. While we regret Yossi's leaving, we understand his desire to pursue personal interests."

Mr. Brikman said, "My career at MTS has been rewarding and satisfying, both professionally and personally. I am confident that the MTS strategy is sound and will produce successful results in the future. I will remain on board through the issuance of the third quarter results to ensure a smooth transition. "

About MTS

Mer Telemanagement Solutions Ltd. is a global provider of operations support systems (OSS) for comprehensive telecommunication management and customer care & billing solutions. MTS' OSS is a full-featured customized solution for telecommunications management and customer care & billing. Its telecommunications enterprise resource planning (ERP) application suite is used by corporations and organizations to improve the efficiency and performance of all telecommunication and information technology (IT) operations, and to significantly reduce associated costs. Its affordable customer care and billing (CC&B) solutions are used by service providers and operators to support sophisticated billing, web-based self-provisioning and other revenue-generating applications.

Headquartered in Israel, MTS markets through wholly owned subsidiaries in the U.S., Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, and other PABX vendors. Its legacy call accounting solutions have been installed by over 60,000 customers in 60 countries. MTS' shares are traded on the NASDAQ SmallCap Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com .

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          MER TELEMANAGEMENT SOLUTIONS LTD.
                                                (Registrant)



                                          By: /s/Eytan Bar
                                              ------------
                                              Eytan Bar
                                              President and
                                              Chief Executuve Officer



Date: October 5, 2004